FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2021

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 21 October, 2021

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 21 October 2021
Third Quarter Trading Statement

Exhibit 99

UNILEVER TRADING STATEMENT THIRD QUARTER 2021

Performance highlights

Underlying performance		GAAP measures
	vs 2020			vs 2020
Third quarter
Underlying sales growth (USG)	2.5%	Turnover	€13.5bn	4.0%
Nine months
USG	4.4%	Turnover	€39.3bn	1.7%
Quarterly dividend payable in December 2021 €0.4268 per share

Third quarter highlights

●
Underlying sales growth of 2.5%, with 4.1% price and (1.5)% volume

●
Turnover increased 4.0%, including 1.6% from acquisitions net of disposals and (0.1)% from currency

●
Quarterly shareholder dividend of €0.4268 per share, ongoing share buyback programme of €3 billion to be completed by the end of the year

Alan Jope: Chief Executive Officer statement

"We have delivered a good quarter against strong comparators, with underlying sales growth of 2.5%. The combination of our strategic choices and focus on operational excellence continue to drive competitive growth. Underlying sales growth is now at 4.4% for the year to date and we are confident that we will be well within our multi-year framework of 3-5% for the full year.

Our strategic choices are having a positive impact on our growth and business momentum

●
Priority markets: we have delivered good growth across our three priority markets of the US, China and India. South East Asia continues to be impacted by Covid-19, and was the main source of volume decline in the quarter

●
Channel: ecommerce grew 38% and is now 12% of our sales

●
Portfolio: our high-growth new businesses, Prestige Beauty and Functional Nutrition, each grew double digit and we completed the acquisition of digitally-native skin care brand Paula's Choice

●
Brands and innovation: our focus on impactful innovation has led to a step up on measured product superiority and average innovation project size

●
Organisation and culture: our organisational agility has allowed us to take rapid pricing actions in response to unprecedented cost inflation

Cost inflation remains at strongly elevated levels, and this will continue into next year. We have and will continue to respond across our categories and markets, taking appropriate pricing action and implementing a range of productivity measures to offset increased costs. We continue to expect that we will deliver in line with our margin guidance of around flat for the full year."

21 October 2021

THIRD QUARTER OPERATIONAL REVIEW

	Third Quarter 2021				Nine Months 2021
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Unilever	13.5	2.5	(1.5)	4.1	39.3	4.4	2.1	2.3
Beauty & Personal Care	5.7	2.6	(1.3)	3.9	16.1	3.0	0.7	2.3
Home Care	2.7	1.4	(3.2)	4.8	7.9	3.5	2.1	1.4
Foods & Refreshment	5.1	3.0	(0.8)	3.8	15.3	6.3	3.5	2.7

Our markets: The operating environment across our markets remains volatile, and restrictions on daily life continue around the world to varying degrees, impacting channel dynamics, sales mix and consumer behaviour.

In India as Covid-19 cases reduced and restrictions eased the operating environment improved. In China normalisation has continued, however overall the market remains below pre-Covid-19 levels. Markets are growing in Latin America, driven by price.

North America and Europe markets declined against a high base in the prior year driven by demand for in-home food and hygiene products. Conditions across South East Asia continue to be challenging, with the quarter impacted by lockdown restrictions in the region.

Unilever overall performance: Underlying sales growth was 2.5% with price of 4.1%, which is a step up from the first half of the year as we take pricing action to offset rising commodity and other input costs.

Our three priority markets of the US, India and China each grew strongly. In the US our food solutions, functional nutrition and Prestige Beauty businesses all contributed to growth, whilst in-home food and ice cream declined. We are continuing to see a trend of increased eating away from home and greater offline shopping. China grew high single digit led by volume with broad based growth across divisions. India grew double digit as the country continued to recover from Covid-19 related impacts.

Latin America grew high single digit with strong price and a small decline on volume. Price increases have been taken in response to rising input costs. South East Asian markets were significantly impacted by rising Covid-19 cases and related restrictions, and were the main source of overall volume decline. Europe grew, with price of 2.1%, although volume declined partly due to a strong prior year comparator in Home Care. Ecommerce grew 38% and is now 12% of our sales.

Prestige Beauty and functional nutrition are delivering good growth. Underlying sales in functional nutrition grew double digit in the third quarter with vitamins, minerals and supplements brand OLLY, growing strongly. Prestige Beauty had a strong quarter growing double digit with the return to stores continuing.

Turnover increased 4.0%. There was a positive impact of 1.6% from acquisitions net of disposals and a negative impact of 0.1% from currency-related items.

We completed the operational separation of our tea business on 1 October 2021. We are focused on the next stage for this business which is expected to be either an IPO, sale or partnership.

Beauty & Personal Care
Beauty & Personal Care underlying sales grew 2.6%, with negative 1.3% from volume and 3.9% from price.

Skin care grew high single digit, with double digit growth from our Vaseline brand, and deodorants grew mid-single digit. While skin cleansing saw a step up in pricing, underlying sales declined overall as we lapped significantly increased demand in the prior year related to Covid-19. Hair care grew low single digit, with mid-single digit price growth and negative volumes. Our Dove hair therapy innovation in North America, which applies state-of-the-art skin care ingredients to hair, continued to perform well. Oral care declined amidst challenging market conditions in South East Asia. Our Prestige Beauty brands grew double digit and vegan brand Hourglass launched its new customisable, refillable Curator eyeshadow palettes. We increased pricing in response to commodity inflation across categories and regions.

Home Care
Home Care underlying sales grew 1.4%, with negative 3.2% from volume and 4.8% from price.

Within fabric care, fabric cleaning grew low-single digit, with mid-single digit underlying price growth and negative volumes. Growth was driven by South Asia and strong price action in Latin America. Volume declined in Europe due to a strong prior year comparator, and in South East Asia as Covid-19 restrictions were imposed. In Brazil growth was supported by the rollout of our "tougher on stains, kinder to the planet" plant-based innovation under the Omo brand. Low single digit growth in fabric enhancers was driven by ongoing market development in South Asia and our Comfort fragrance boosters continued to perform well in China. We lapped high demand for household cleaners during the prior year resulting in high single digit decline in home and hygiene, although we continue to trade ahead of pre-pandemic levels. We took pricing action across the portfolio in response to commodity inflation, particularly in Latin America, South Asia and Turkey.

Foods & Refreshment
Foods & Refreshment underlying sales grew 3.0%, with negative 0.8% from volume and 3.8% from price.

Out of home ice cream grew with Asia and Europe both growing well as countries re-opened, although ongoing travel restrictions and poor weather in Europe means turnover has not yet recovered to 2019 levels. In-home ice cream declined as we lapped very strong growth in the prior period. Cornetto grew double digit supported by the launch of Cornetto Rose, the first ever rose shaped creamy ice cream.

Food solutions grew double digit with China and markets across Europe and Latin America delivering sales above 2019 levels. Consumer demand for in-home food remained strong, although sales in the third quarter were slightly down as we lapped a strong prior period of growth. Knorr and Hellmann's both grew mid-single digit supported by superior product performance and investments in sustainable packaging.

We have continued to take pricing action across foods and ice cream in response to commodity inflation.

Tea grew slightly led by pricing in India and Turkey.

THIRD QUARTER OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	Third Quarter 2021				Nine Months 2021
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Unilever	13.5	2.5	(1.5)	4.1	39.3	4.4	2.1	2.3
Asia/AMET/RUB	6.1	2.3	(1.9)	4.2	18.1	5.8	3.5	2.2
The Americas	4.4	4.4	(0.7)	5.2	12.4	4.9	0.9	3.9
Europe	3.0	0.3	(1.8)	2.1	8.8	0.8	0.8	-

	Third Quarter 2021				Nine Months 2021
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Emerging markets	7.7	3.9	(1.4)	5.4	22.7	6.7	3.4	3.3
Developed markets	5.8	0.6	(1.6)	2.3	16.6	1.2	0.4	0.9
North America	2.8	2.0	(0.9)	2.9	7.9	2.4	0.3	2.0
Latin America	1.6	8.7	(0.4)	9.1	4.5	9.2	1.9	7.2

Asia/AMET/RUB
Underlying sales grew 2.3% with 4.2% from price and volume decline of 1.9% heavily impacted by South East Asian markets. India grew double digit, balanced between volume and price. We have continued to price in India in the third quarter to counter rising input costs. In China high single digit volume-led growth was broad based across divisions, with food service continuing to trade above 2019 levels. In Turkey double digit growth continued with price and volume both positive. South East Asian markets declined in the quarter as many Covid-19 restrictions were reimposed following high case rates. Indonesia continues to be a challenging market with strong competition.

The Americas
Underlying sales growth in North America was 2.0% with negative 0.9% from volume and 2.9% from price. As we lapped a period of very high demand for in-home food and hygiene products in the prior year, volumes declined slightly. Our Prestige Beauty and food solutions businesses each grew double digit. We took pricing action in response to commodity inflation.

Latin America grew 8.7% with positive pricing of 9.1%, and a slight volume decline of 0.4%. In response to high commodity inflation combined with currency devaluation, we delivered double digit underlying price growth in Brazil and volume declined. Mexico and Argentina grew both price and volume.

Europe
Underlying sales grew 0.3% with price of 2.1% and volume declined 1.8%. Pricing actions are being taken in countries across Europe. Volume decline was led by Home Care which was lapping high single digit growth in the third quarter of 2020. Italy grew with a good performance in ice cream after a decline in the prior year and the Netherlands also grew, with foods and Home Care delivering mid-single digit growth. The UK declined low single digit as we lapped strong growth in the third quarter of 2020, particularly in Foods & Refreshment. Germany declined mid-single digit, with a slow ice cream quarter due to poor weather and a declining Beauty & Personal Care market.

COMPETITION INVESTIGATIONS

As previously disclosed, Unilever is involved in a number of ongoing investigations and cases by national competition authorities, including those within Italy, France, Greece, South Africa and Turkey. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever's policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

DIVIDENDS

The Board has declared a quarterly interim dividend for Q3 2021 of £0.3598 per Unilever PLC ordinary share or €0.4268 per Unilever PLC ordinary share at the applicable exchange rate issued by WM/Reuters on 19 October 2021.

Per Unilever PLC ordinary share (traded on the London Stock Exchange):             £ 0.3598
Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):                    € 0.4268
Per Unilever PLC American Depositary Receipt:                                                     US$ 0.4975

The euro and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on 19 October 2021.

US dollar cheques for the quarterly interim dividend will be mailed on 1 December 2021 to holders of record at the close of business on 5 November 2021.

The quarterly dividend calendar for the remainder of 2021 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Q3 2021 Dividend	21 October 2021	4 November 2021	5 November 2021	1 December 2021

SEGMENT INFORMATION - DIVISIONS
(unaudited)

Third Quarter	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2020	5,348	2,591	4,991	12,930
2021	5,691	2,635	5,127	13,453
Change (%)	6.4	1.7	2.7	4.0
Impact of:
Acquisitions (%)	3.9	-	-	1.6
Disposals (%)	-	-	(0.2)	(0.1)
Currency-related items (%), of which:	(0.2)	0.3	(0.1)	(0.1)
Exchange rates changes (%)	(0.4)	(0.2)	(0.4)	(0.4)
Extreme price growth in hyperinflationary markets* (%)	0.2	0.5	0.4	0.3

Underlying sales growth (%)	2.6	1.4	3.0	2.5
Price* (%)	3.9	4.8	3.8	4.1
Volume (%)	(1.3)	(3.2)	(0.8)	(1.5)

Nine Months	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2020	15,948	7,912	14,762	38,622
2021	16,108	7,826	15,336	39,270
Change (%)	1.0	(1.1)	3.9	1.7
Impact of:
Acquisitions (%)	2.8	-	1.1	1.6
Disposals (%)	-	(0.1)	(0.2)	(0.1)
Currency-related items (%), of which:	(4.6)	(4.3)	(3.1)	(4.0)
Exchange rates changes (%)	(4.8)	(4.6)	(3.4)	(4.2)
Extreme price growth in hyperinflationary markets* (%)	0.2	0.3	0.2	0.2

Underlying sales growth (%)	3.0	3.5	6.3	4.4
Price* (%)	2.3	1.4	2.7	2.3
Volume (%)	0.7	2.1	3.5	2.1

*  Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

SEGMENT INFORMATION - GEOGRAPHICAL AREA
(unaudited)

Third Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2020	5,987	3,994	2,949	12,930
2021	6,094	4,360	2,999	13,453
Change (%)	1.8	9.2	1.7	4.0
Impact of:
Acquisitions (%)	0.1	4.6	0.4	1.6
Disposals (%)	-	-	(0.3)	(0.1)
Currency-related items (%), of which:	(0.6)	(0.1)	1.3	(0.1)
Exchange rates changes (%)	(0.7)	(1.0)	1.3	(0.4)
Extreme price growth in hyperinflationary markets* (%)	0.1	0.9	-	0.3

Underlying sales growth (%)	2.3	4.4	0.3	2.5
Price* (%)	4.2	5.2	2.1	4.1
Volume (%)	(1.9)	(0.7)	(1.8)	(1.5)

Nine Months	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2020	17,788	12,200	8,635	38,622
2021	18,132	12,409	8,729	39,270
Change (%)	1.9	1.7	1.1	1.7
Impact of:
Acquisitions (%)	1.0	3.4	0.1	1.6
Disposals (%)	-	(0.1)	(0.3)	(0.1)
Currency-related items (%), of which:	(4.6)	(6.1)	0.4	(4.0)
Exchange rate changes (%)	(4.7)	(6.7)	0.4	(4.2)
Extreme price growth in hyperinflationary markets* (%)	0.1	0.6	-	0.2

Underlying sales growth (%)	5.8	4.9	0.8	4.4
Price* (%)	2.2	3.9	-	2.3
Volume (%)	3.5	0.9	0.8	2.1

*  Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

In our financial reporting we use certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. The non-GAAP measures used in this announcement are underlying sales growth, underlying volume growth and underlying price growth (see below).

Underlying sales growth (USG)
Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided on pages 5 and 6.

Underlying price growth (UPG)
Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out on pages 5 and 6.

Underlying volume growth (UVG)
Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out on pages 5 and 6.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2020 and the Unilever Annual Report and Accounts 2020 available on our corporate website.

ENQUIRIES

Media: Media Relations Team			Investors: Investor Relations Team
UK or NL or	+44 78 2527 3767 +44 77 7999 9683 +31 10 217 4844 +31 62 375 8385	lucila.zambrano@unilever.com JSibun@tulchangroup.com els-de.bruin@unilever.com marlous-den.bieman@unilever.com	+44 20 7822 6830	investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/investor-relations/results-and-presentations/latest-results